EXHIBIT 12.1

UNIFIED WESTERN GROCERS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except for ratios)

	Fiscal Year
	2008	2007	2006	2005	2004
(1) Adjusted earnings:
Earnings from continuing operations	$17,369	$14,406	$16,142	$10,820	$7,406
Income taxes	9,183	9,780	7,912	6,426	4,572
Patronage dividends	22,059	17,680	20,973	21,404	20,742

Subtotal: Earnings from continuing operations before income taxes and patronage dividends	48,611	41,866	45,027	38,650	32,720
Amortization of capitalized interest	127	87	78	217	188
Fixed charges	18,065	17,263	16,384	17,156	22,221
Less: Capitalized interest	(242)	(1,596)	(156)	(107)	(2,625)

Adjusted earnings (a)	$66,561	$57,620	$61,333	$55,916	$52,504

(2) Fixed Charges:
Gross rental expense	$27,315	$22,280	$21,867	$27,140	$29,176
Less: Estimated rent component	25,313	20,453	19,965	24,942	26,900

Estimated interest component of rental expense	2,002	1,827	1,902	2,198	2,276
Interest expense	15,821	13,840	14,326	14,851	17,320
Capitalized interest	242	1,596	156	107	2,625

Total fixed charges (b)	$18,065	$17,263	$16,384	$17,156	$22,221

Ratio of Earnings to Fixed Charges (a)/(b)	3.68x	3.34x	3.74x	3.26x	2.36x

(a)(b)—Cross-reference on page.

(1)	Adjusted earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before income taxes and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest.

(2)	Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.